Mail Stop 3561

April 25, 2008

Nicholas DeBenedictis
Chief Executive Officer
Aqua America, Inc.
762 W. Lancaster Avenue
Bryn Mawr, PA 19010-3489

>   **Re: Aqua America, Inc.**
>   **Form 10-K for the fiscal year ended December 31, 2007**
>   **Filed February 27, 2008**
>   **File No. 1-6659**

Dear Mr. DeBenedictis:

We have completed our review of your Form 10-K and have no further comments at this time.

Sincerely,

H. Christopher Owings
Assistant Director